

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

August 6, 2010

Mr. Jeff Killian
Chief Financial Officer
Cascade Microtech, Inc.
2430 NW 206th Avenue
Beaverton, Oregon 97006

      Re: **Cascade Microtech, Inc.**
               Form 10-K
               Filed March 2, 2010
               File No. 000-51072

Dear Mr. Killian:

      We have completed our review of your filings and do not have any further comments at this time.

               Sincerely,

               Brian Cascio
               Accounting Branch Chief